UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

AREL COMMUNICATIONS AND
SOFTWARE LTD.
(Name of Issuer)

Arel Communications and Software Ltd.
CYMI Financing, LLC
CYMI Private Equity II, LLC
Cetus Corporation
(Name of Persons Filing Statement)

Ordinary shares, nominal value 0.001 New Israeli Shekels per share (CUSIP Number of Class of Securities)

M14925107
(CUSIP Number of Class of Securities)

Daniel Yelin
Arel Communications and Software Ltd.
22 Einstein Street
Park Hamadah, Building 22
P.O.B. 4042, Kiryat Weizmann,
Nes Ziona, 74140 Israel
(+972-8-940-7711)

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on behalf of Filing Person(s))

Copies to:

David H. Schapiro, Esq	Mark Selinger, Esq.
Yigal Arnon & Co.	McDermott Will & Emery LLP
1 Azrieli Center	50 Rockefeller Plaza
Tel Aviv, Israel 67012	11th Floor
972-3-608-7777	New York,10020-1605
(212) 547-5400

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$11,622,084	$1,244

*	Calculated solely for purposes of determining the filing fee. This amount was calculated by multiplying 7,748,056 ordinary shares of the subject company that are proposed to be acquired in the transaction and the per share purchase price of $1.50.

**	The filing fee was determined by multiplying the Transaction Valuation by 0.000107.

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the United States Securities and Exchange Commission (the “Commission”) by Arel Communications and Software Ltd., an Israeli company (“Arel” or the “Company”), CYMI Financing, LLC, a Delaware limited liability company (“CYMI Financing”), CYMI Private Equity II, LLC, a Delaware limited liability company (“CYMI PE”), and Cetus Corp., an Ohio corporation (“Cetus”), in connection with a plan of arrangement (the “Arrangement”) pursuant to Section 350 of the Israeli Companies Law, 1999 (the “Companies Law”). The Arrangement provides for the acquisition by the Company of all of the outstanding ordinary shares of the Company, other than the shares held by (i) CYMI Financing (the Company’s largest shareholder, which holds 33.01% of the Company’s issued and outstanding share capital and is indirectly controlled by Mr. Clayton L. Mathile), (ii) Mr. George Morris (the chairman of the Company’s board of directors, who holds 1% of the Company’s issued and outstanding share capital), (iii) Mr. Philippe Szwarc (the chief executive officer of the Company, who holds 1.5% of the Company’s issued and outstanding share capital), (iv) Mr. Daniel Yelin (the chief financial officer of the Company, who holds 0.4% of the Company’s issued and outstanding share capital), (v) Mr. Shimon Klier (a founder and director of the Company) and certain members of his family (who, together with Mr. Klier, collectively hold 4.5% of the Company’s issued and outstanding share capital) and (vi) Ms. Rachel Ben-Nun (a founder of the Company who holds 1.8% of the Company’s issued and outstanding share capital) (the shareholders listed in the foregoing clauses (i)-(vi), collectively, the “Continuing Shareholders” and all the shareholders of the Company other than the Continuing Shareholders, the “Non-Continuing Shareholders”) (excluding certain shares held by members of the Klier family which will be acquired by the Company pursuant to the Arrangement), for cash consideration of $1.50 per ordinary share, without interest. Because the Company does not have retained earnings out of which to acquire the shares, the Arrangement will also include a requirement that the Tel Aviv District Court approve a reduction in the Company’s share capital under Section 303 of the Companies Law.

        The completion of the Arrangement is subject to (i) approval of a majority of the Company’s Non-Continuing Shareholders voting at the meeting to be convened on February , 2006 (whether in person or by proxy) who hold at least seventy-five percent (75%) of the voting power present at such meeting, (ii) approval by the Tel-Aviv District Court and (iii) receipt of certain regulatory approvals.

        In addition, because the Arrangement is deemed to be a transaction with a controlling shareholder under applicable Israeli law, in addition to the 75% majority approval described above, the Arrangement will also be subject to the approval of at least one-third of all of the votes cast by the Non-Continuing Shareholders who are represented in person or by proxy at the meeting and do not have a “personal interest” (as defined under applicable Israeli law) in the Arrangement. Alternatively, the votes cast against the Arrangement must not exceed 1% of our outstanding shares.

        On December 15, 2005 the Company applied to the Tel-Aviv District Court pursuant to Section 350 of the Companies Law to call a meeting of the Non-Continuing Shareholders for the purpose of voting on the Arrangement. On December 21, 2005, the court authorized the Company to convene a meeting of the Non-Continuing Shareholders to vote on the implementation of the Arrangement.

        Concurrently with the filing of this Schedule 13E-3, the Company is furnishing to the Commission a preliminary proxy statement (the “Proxy Statement”). Pursuant to Rule 3a12-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the securities of Arel are exempt from Sections 14(a) and 14(c) of the Exchange Act. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and amendment.

Item 1.	Summary Term Sheet.
Regulation M-A item 1001

        The information set forth in the Proxy Statement under the caption “Summary – Questions and Answers about the Arrangement” is incorporated herein by reference.

Item 2.	Subject Company Information.
Regulation M-A Item 1002

(a)     Name and Address. The name of the subject company is Arel Communications and Software Ltd. The Company’s principal executive office is located at 22 Einstein Street, Park Hamadah, Building 22 P.O.B. 4042, Kiryat Weizmann, Nes Ziona, 74140 Israel. The Company’s telephone number is +972-8-940-7711.

(b)     Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s ordinary shares, par value NIS0.001 per share (the “Ordinary Shares”), of which 13,261,916 shares were outstanding as of December 21, 2005.

(c)     Trading Market and Price. The information set forth in the Proxy Statement under the caption “Background and Business of the Company – Market Price for the Ordinary Shares” is incorporated herein by reference.

(d)     Dividends. The Company has not paid cash or share dividends during the past two years. According to the Companies Law, companies are only permitted to pay cash or share dividends out of retained earnings, unless otherwise permitted by an Israeli court. The Company has no retained earnings and has no current intention to pay dividends.

(e)     Prior Public Offerings. The Company has not made any underwritten public offering of Ordinary Shares for cash during the past three years that was registered under the Securities Act of 1933, as amended (the “Securities Act”), or exempt from registration pursuant to Regulation A under the Securities Act.

(f)     Prior Stock Purchases. The information set forth in the Proxy Statement under the captions “Background and Business of the Company – Past Contracts, Transactions or Negotiations” and “Background and Business of the Company – Related Party Transactions and Transactions with our Executive Officers” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person(s)
Regulation M-A Item 1003

        (a) Name and Address. The following table sets forth the name, business address and business telephone number of each filing person:

Filing Person	Business Address	Business Telephone Number

Arel Communications and	22 Einstein Street, Park	+972-8-940-7711
Software Ltd., the subject	Hamadah, Building 22
company	P.O.B. 4042
Kiryat Weizmann, Nes Ziona,
74140 Israel
CYMI Financing, LLC	6450 Sand Lake Road	(937) 264-4622
Suite 200
Dayton, Ohio 45414
CYMI Private Equity II, LLC	6450 Sand Lake Road	(937) 264-4622
Suite 200
Dayton, Ohio 45414
Cetus Corp.	6450 Sand Lake Road	(937) 264-4622
Suite 200
Dayton, Ohio 45414

        CYMI Financing is the Company’s largest shareholder. CYMI Financing holds 4,377,389 Ordinary Shares, representing 33.06% of the Company’s issued and outstanding share capital. CYMI PE is the sole and managing member of CYMI Financing. Cetus is an affiliate of CYMI Financing and CYMI PE, and is wholly owned by Mr. Clayton L. Mathile.

        CYMI, Ltd., an Ohio limited liability company (“CLTD”), is the managing member of CYMI PE. The address of CLTD is 6450 Sand Lake Road, Suite 200, Dayton, Ohio 45414.

        Clayton L. Mathile is the managing member of CLTD. Mr. Mathile owns all of the issued and outstanding capital stock of Cetus. Mr. Mathile’s business address is 6450 Sand Lake Road, Suite 200, Dayton, Ohio 45414.

        The information set forth under Item 3(c) below with respect to the executive officers and directors of CLTD and Cetus is incorporated herein by reference. CYMI Financing and CYMI PE have no officers or directors.

        (b) Business and Background of Entities. The information set forth in the proxy statement under the caption “Business and Background of the Company – Our Company” is incorporated herein by reference.” CYMI Financing is a Delaware single member limited liability company, the principle business of which is to fund the going private transaction of the Company. CYMI PE is a Delaware limited liability company, the principle business of which is private equity investments. Cetus is an Ohio corporation, the principle business of which is financial lending. CLTD is an Ohio limited liability company, the principle business of which is investment management.

        During the last five years, none of the Company, CYMI Financing, CYMI PE, Cetus or CLTD has been convicted in a criminal proceeding (other than traffic violations and similar misdemeanors) or was a party to any judicial or administrative proceeding (other than matters dismissed without sanction or settlement) that resulted in a judgment, decree or final order related to federal or state securities laws.

        (c) Business and Background of Natural Persons. Neither Mr. Mathile, nor, to the Knowledge of the filing persons, any of the directors and executive officers of the Company, Cetus and CLTD, has, during the last five years, been convicted in a criminal proceeding (other than traffic violations and similar misdemeanors) or was a party to any judicial or administrative proceeding (other than matters dismissed without sanction or settlement) that resulted in a judgment, decree or final order related to federal or state securities laws.

        Set forth below is certain information regarding the directors and executive officers of the Company, Cetus and CLTD:

Arel Communications and Software Ltd.

Name/Position with Arel	Business Address	Principal Occupation	Country of Citizenship	Material Positions Held During the Last Five Years -
George Morris Chairman of the Board	848 Foxhill road Chatham, MA, USA	Business Consultant	USA	Senior Vice President and Chief Financial Officer of the Iams Company (May 1996- April 2000). Borden Corp: VP Strategy and CFO (1993 - 1996) General Food (1972 - 1993).
Rimon Ben Shaoul Director	21 Haarba'a St., Tel Aviv, Israel	Co-Chairman, President and Chief Executive Officer of Koonras	Israel	Co-Chairman, President and Chief Executive Officer of Koonras Technologies Ltd. (since February 2001); President and Chief Executive Officer of Clal Industries and Investments Ltd (1997-2001).
Shimon Klier Director	4 Simtat Magal, Savyon, Israel	Entrepreneur	Israel	Chief Executive Officer and Chairman of the Board of Directors of Imarad Imaging System Ltd. (since 1996); Founder, Chairman of the Board and President of Arel Energy Ltd.(1988 - 1996)
Leslie S. Banwart Director	6450 Sand Lake Rd, Dayton, OH, USA	President of CYMI, Ltd.	USA	President of CYMI, Ltd. (since 1996).
Asher Schapiro Director	11 Diskin St.,Jerusalem, Israel	Senior Consultant to Cisco Security	Israel	Founder and Chairman of the Board of Directors of a computerized marketing company (1985 -1994) Board member of several Israeli hi-tech companies, including Imagine and First Access [1992-1997; Senior Consultant to Keppel T&T (1992-1997).
Amos Sapir Director	6 Maytav St., Tel Aviv, Israel	Chairman of Maalot	Israel	Chairman of Maalot (since 1997); Board Member of various private and public companies (since 1997); Chairman of a kibbutz (since 1997); An economic and business consultant (since 1997).

Ephrat Bronfeld Director	14 Modei Hagetaot, Tel Aviv, Israel	Director of Companies	Israel	Chief Executive Officer of Tahal.
Philippe Szwarc Chief Executive Officer	105 Seaver St, Brooklyn, NewYork	Chief Executive Officer, Arel	Israel	Various executive positions at MRV Communications (1995-2001).
Danny Yelin Chief Financial Officer	10 Halotem street, Even Yehuda, Israel	Chief Financial Officer, Arel	Israel	Chief Financial Officer of the Company (since July 2002. Senior VP of Operations with Sphera Corp (2000 - 2002); CFO and COO of Worldsite Inc, (1998 - 2000); Various executive positions at MRV (1995 - 1998).
Eran Kariti Vice President of R&D	13/2 2288 St. Ramat Aviv, Tel Aviv, Israel	Vice President of R&D, Arel	Israel	Vice President of Research and Development (since July 2000).
Moshe Ben Yishai President	1500 Ashwood Parkway, Atlanta	Chief Executive Officer, Growth Management	Israel	President of Arel Communications and Software, Inc (1998-December 31, 2003); Primary service provider of Growth Management, LLC. (since 2004).
Eric Le Guiniec Vice President EMEA	400 Avenue Roumanille, Sophia Antipolis, France	Vice President EMEA, Arel	France	Vice President of Arel Communications and Software EMEA, SAS (since January 2004); various executive positions at First Virtual Communications. (2001 - 2004).

Cetus Corp.

Name/Position with Cetus	Business Address	Principal Occupation	Country of Citizenship	Material Positions Held During the Last Five Years -
Clayton L. Mathile Chairman of the Board and Director	CYMI, Ltd., 6450, Sandlake Road, Suite 200, Dayton, OH 45414	Chairman of the Board of CYMI, Ltd.	USA	Has served on board of directors of Cetus since 1994 and CYMI, Ltd. since May 2003.
Mary A. Mathile Director and President	CYMI, Ltd., 6450, Sandlake Road, Suite 200, Dayton, OH 45414	President of Mathile Family Foundation	USA	Has served on board of directors of Cetus since 1994 and CYMI, Ltd. since May 2003.
Leslie S. Banwart Vice President and Treasurer	CYMI, Ltd. 6450, Sandlake Road, Suite 200, Dayton, OH 45414	President of CYMI, Ltd.	USA	Employed by Cetus since August 1997 and CYMI, Ltd. since 1997.

Richard Chernesky Secretary	Chernesky, Heyman & Kress, P.L.L., 1100 Courthouse Plaza, SW, Dayton OH 45401	Partner, Chernesky, Heyman & Kress	USA	Employed by Cetus since December 1994.
Mary Beth Hewitt Assistant Secretary	Chernesky, Heyman & Kress, P.L.L., 1100 Courthouse Plaza, SW, Dayton OH 45401	Paralegal, Chernesky, Heyman & Kress	USA	Employed by Cetus since December 1994.

CYMI, Ltd.

Name/Position with Arel	Business Address	Principal Occupation	Country of Citizenship	Material Positions Held During the Last Five Years -
Clayton Mathile Chairman of the Board and Director	CYMI, Ltd., 6450, Sandlake Road, Suite 200, Dayton, OH 45414	Chairman of the Board of CYMI, Ltd.	USA	Has served on board of directors of Cetus since 1994 and CYMI, Ltd. since May 2003.
Mary Mathile Director	CYMI, Ltd., 6450, Sandlake Road, Suite 200, Dayton, OH 45414	President of Mathile Family Foundation	USA	Has served on board of directors of Cetus since 1994 and CYMI, Ltd. since May 2003.
Michael Mathile Director	AcuTemp, 7610 mcEwen Road, Dayton OH 45459	President, AcuTemp	USA	Has served on board of directors of CYMI, Ltd. since May 2003.
Donald Laden Director	Upnorth Investment Ltd. 8825 Given Rd, Cincinnati OH 45243	Managing Member, Upnorth Investment Ltd.	USA	Has served on board of directors of CYMI, Ltd. since May 2003; President and Owner of PetWarehouse from November 1997 to September 2001.
Margaret Mathile Director	CYMI, Ltd., 6450, Sandlake Road, Suite 200, Dayton, OH 45414		USA	Has served on board of directors of CYMI, Ltd. since May 2003.

Kathryn Mcarthy Director	160 Riverside Dr., Apt. 12C New York NY 10024	Independent Consultant	USA	Rockefeller & Co, Inc. 30 Rockefeller Plaza, NY, NY from Feb 2000 through May 2003; Currently a director of SEI Investments, Inc. (NASDAQ: SEIC) (since 1998) and a member of its Audit Committee and Compensation Committee.
Richard Townsend Director	Sargent Management Company; Suite 2630, 901 Marquette Avenue, Minneapolis MN 55402	President, Sargent Management Company	USA	Has served on board of directors of CYMI, Ltd. since May 2003.
Les Banwart Director and President	CYMI Ltd., 6450, Sandlake Road, Suite 200, Dayton, OH 45414	President of CYMI, Ltd.	USA	Has served on board of directors of CYMI, Ltd. since May 2003. Vice President and Treasurer of Cetus Corp. Employed by Cetus Corp. and CYMI, Ltd. since 1997.
Frederick Caspar Secretary	Chernesky, Heyman & Kress, P.L.L., 1100 Courthouse Plaza, SW, Dayton OH 45401	Partner, Chernesky, Heyman & Kress	USA	Secretary of Cetus Corp. Has served on board of directors of CYMI, Ltd. since August 1997.
James Dodok Vice President of Investments and Financial Planning	CYMI Ltd., 6450, Sandlake Road, Suite 200, Dayton, OH 45414	Vice President of Investments and Financial Planning of CYMI, Ltd.	USA	Employed by CYMI, Ltd since 1999.

Item 4.	Terms of the Transaction.
Regulation M-A Item 1004

(a)     Material Terms. The information set forth in the Proxy Statement under the captions “Summary – Summary of Arrangement,” “Summary – Questions and Answers about the Arrangement,” “Special Factors – Purposes and Reasons for the Arrangement,” “Special Factors – Required Vote; Failure to Effect the Arrangement,” “Special Factors – United States Federal Income Tax Consequences of the Arrangement,” “Special Factors – Israeli Tax Consequences of the Arrangement” and Appendix A to the Proxy Statement is incorporated herein by reference.

(c)     Different Terms. Because the Continuing Shareholders will not be selling their shares pursuant to Arrangement, they are considered to have a different interest than the Company’s other shareholders and thus will be neither present nor entitled to vote at the special meeting of the Company’s Non-Continuing Shareholders to be held on February , 2006.

(d)     Appraisal Rights. None. Under Israeli Companies Law, the Company’s shareholders are not entitled to appraisal rights in connection with the Arrangement. However, any of the Company’s shareholders who oppose the Arrangement are entitled to file a motion with the Tel Aviv District Court explaining the reasons for opposing the Arrangement and requesting that the court reject the Arrangement or approve it with modifications. The court is authorized, at its discretion, to issue an order approving the Arrangement, rejecting the Arrangement or approving the Arrangement subject to modifications.

(e)     Provisions for Unaffiliated Security Holders. None.

(f)     Eligibility for listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
Regulation M-A Item 1005

(a)     Transactions. The information set forth in the Proxy Statement under the captions “Summary – Questions and Answers about the Arrangement,” Special Factors – Background of the Arrangement,” “Special Factors – Purposes of and Reasons for the Arrangement,” “Background and Business of the Company – Past Contracts, Transactions or Negotiations” and “Background and Business of the Company – Related Party Transactions and Transactions with our Executive Officers” is incorporated herein by reference.

(b)     Significant Corporate Events. The information set forth in the Proxy Statement under the caption “Background and Business of the Company – Past Contracts, Transactions or Negotiations” and “Background and Business of the Company – Related Party Transactions and Transactions with our Executive Officers” is incorporated herein by reference.

(c)     Negotiations or Contacts. The information set forth in the Proxy Statement under the caption “Background and Business of the Company – Past Contracts, Transactions or Negotiations” and “Background and Business of the Company – Related Party Transactions and Transactions with our Executive Officers” is incorporated herein by reference.

(e)    Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the captions “Summary – Questions and Answers about the Arrangement,” Special Factors – Background of the Arrangement,” “Special Factors – Purposes of and Reasons for the Arrangement,” “Background and Business of the Company – Past Contracts, Transactions or Negotiations” and “Background and Business of the Company – Related Party Transactions and Transactions with our Executive Officers” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.
Regulation M-A Item 1006

(b)   Use of Securities Acquired. The information contained in the Proxy Statement under the captions “Summary – Questions and Answers about the Arrangement” and “Special Factors – Effects of the Arrangement” is incorporated herein by reference.

(c)     Plans. The information contained in the Proxy Statement under the captions “Special Factors – Background of the Arrangement,” “Special Factors – Purposes of and Reasons for the Arrangement,” “Special Factors – Effects of the Arrangement” and “Special Factors – Conduct of Business after the Arrangement” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.
Regulation M-A Item 1013

    (a)        Purposes. The information contained in the Proxy Statement under the captions “Summary – Questions and Answers about the Arrangement,” “Special Factors – Background of the Arrangement” and “Special Factors – Purposes of and Reasons for the Arrangement” is incorporated herein by reference.

    (b)        Alternatives. The information contained in the Proxy Statement under the captions “Summary – Questions and Answers about the Arrangement,” “Special Factors – Background of the Arrangement,” “Special Factors – Purposes of and Reasons for the Arrangement” and “Special Factors – Alternatives Considered” is incorporated herein by reference.

    (c)        Reasons. The information contained in the Proxy Statement under the captions “Summary – Questions and Answers about the Arrangement,” “Special Factors – Background of the Arrangement” and “Special Factors – Purposes of and Reasons for the Arrangement” is incorporated herein by reference.

    (d)        Effects. The information contained in the Proxy Statement under the captions “Summary – Questions and Answers about the Arrangement,” “Special Factors – Background of the Arrangement” and “Special Factors – Effects of the Arrangement” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.
Regulation M-A Item 1014

(a)     Fairness. The information contained in the Proxy Statement under the captions “Summary – Questions and Answers about the Arrangement,” “Special Factors – Fairness of the Arrangement to the Non-Continuing Shareholders” and “Special Factors – Reports of Giza Singer Even Ltd.” is incorporated herein by reference.

(b)     Factors considered in determining fairness. The information contained in the Proxy Statement under the captions “Summary – Questions and Answers about the Arrangement,” “Special Factors – Fairness of the Arrangement to the Non-Continuing Shareholders” and “Special Factors – Reports of Giza Singer Even Ltd.” is incorporated herein by reference.

(c)     Approval of security holders. The information contained in the Proxy Statement under the captions “Summary – Questions and Answers about the Arrangement” and “Special Factors – Required Vote” is incorporated herein by reference.

(d)     Unaffiliated representative. None of the directors who are not employees of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purpose of negotiating the terms of the Arrangement and/or preparing the report concerning the fairness of the Arrangement.

(e)     Approval of directors. The Arrangement was approved by all of the directors of the Company who are not employees of the Company.

(f)     Other Offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.
Regulation M-A Item 1015

(a)     Report, Opinion or Appraisal. The information contained in the Proxy Statement under the captions “Summary – Questions and Answers about the Arrangement,” “Special Factors – Fairness of the Arrangement to the Non-Continuing Shareholders” and “Special Factors – Reports of Giza Singer Even Ltd.” is incorporated herein by reference.

(b)     Preparer and Summary of the Report, Opinion or Appraisal. The information contained in the Proxy Statement under the captions “Summary – Questions and Answers about the Arrangement,” “Special Factors – Fairness of the Arrangement to the Non-Continuing Shareholders” and “Special Factors – Reports of Giza Singer Even Ltd.” is incorporated herein by reference.

(c)     Availability of documents. The full text of Giza Singer Even Ltd.’s (“GSE”) valuation presentation, dated October 2, 2005, with respect to the fair value of the Ordinary Shares of the Company and fairness opinion, dated October 11, 2005, delivered to the Company’s audit committee and board of directors in connection with the Arrangement, including the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by GSE, are attached to this Schedule as Exhibit (c)(1) and (c)(2), respectively, and are incorporated herein by reference. GSE’s presentation and executive summary, each dated June 7, 2005, provided to CLTD in connection with GSE’s valuation of the fair value of the Ordinary Shares of the Company, are attached hereto as Exhibit (c)(3) and (c)(4), respectively, and are incorporated herein by reference. Such documents are also available for inspection and copying at the Company’s principal executive offices located at 22 Einstein Street, Park Hamadah, Building 22 P.O.B. 4042, Kiryat Weizmann, Nes Ziona, 74140 Israel. The Company’s telephone number is +972-8-940-7711.

Item 10.	Source and Amounts of Funds or Other Consideration.
Regulation M-A Item 1007

(a)-(d) Source of Funds; Conditions; Expenses; Borrowed Funds. The information contained in the Proxy Statement under the captions Special Factors – Background of the Arrangement,” “Special Factors – Reasons and Purposes for the Arrangement” and “Special Factors – Source and Amounts of Funds or Other Consideration” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.
Regulation M-A Item 1008

(a)     Securities Ownership. The information contained in the Proxy Statement under the caption “Background and Business of the Company – Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b)     Securities Transactions. None of the Company or the other filing persons has, and, to the best of the knowledge of the Company and each other filing person, as applicable, none of its directors, executive officers, affiliates or subsidiaries has, effected any transaction in the Ordinary Shares during the 60 days preceding the date of filing this Schedule 13E-3.

Item 12.	The Solicitation or Recommendation.
Regulation M-A Item 1012

(d)     Intent to Tender or Vote in a Going-Private Transaction. Each of the Company’s officers and directors who are Non-Continuing Shareholders will vote for the Going Private Transaction. As a Continuing Shareholder, CYMI Financing will not be voting on the Arrangement at the meeting of the Non-Continuing Shareholders. Pursuant to the Arrangement, the Company will acquire certain shares held by Mr. Shimon Klier, one of the Company’s directors, and certain members of his family. The information contained in the Proxy Statement under the caption “Special Factors – Background of the Arrangement” is incorporated herein by reference.

(e)     Recommendation of Others. No individual director or officer has made any recommendation for or against the Arrangement. The board of directors of the Company, collectively, advised the Company’s shareholders to approve the Arrangement.

Item 13.	Financial Information.
Regulation M-A Item 1010

(a)     Financial Statements. The financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on June 28, 2005, and the Current Report on Form 6-K for the month of December, 2005, furnished to the Commission on December 12, 2005, are incorporated herein by reference.

(b)     Pro forma information. Not applicable.

Item 14.	Persons/ Assets, Retained, Employed, Compensated or Used.
Regulation M-A Item 1009

(a)     Solicitations or recommendations. None.

(b)     Employees and corporate assets. The information contained in the Proxy Statement under the captions “Summary – Questions and Answers about the Arrangement,” “Special Factors – Background of the Arrangement,” Special Factors – Reasons and Purposes for the Arrangement” and “Special Factors – Source and Amounts of Funds or Other Consideration” is incorporated herein by reference.

Item 15.	Additional Information.
Regulation M-A Item 1011

(b)    Other Material Information.   None.

Item 16.	Exhibits.
Regulation M-A Item 1016

(a)(1)     Press Release issued jointly by the Company and Cetus Corp. on October 3, 2005 (incorporated by reference to the Current Report on Form 6-K furnished by the Company to the Commission on October 3, 2005).

(a)(2)     Press Release issued by the Company on October 11, 2005 (incorporated by reference to the Current Report on Form 6-K furnished by the Company to the Commission on October 11, 2005).

(a)(3)     Press Release issued by the Company on December 16, 2005 (incorporated by reference to the Current Report on Form 6-K furnished by the Company to the Commission on December 19, 2005).

(a)(4)     Press Release issued by the Company on December 22, 2005 (incorporated by reference to the Current Report on Form 6-K furnished by the Company to the Commission on December 27, 2005)

(a)(5)     Preliminary Proxy Statement (including all appendices thereto).

(b)(1)     Commitment Letter, dated December 15, 2005, between CYMI Financing, LLC and the Company.

(b)(2)     Undertaking Letter, dated December 15, 2005, between CYMI Financing, LLC and the Company.

(c)(1)     Presentation of Giza Singer Even Ltd., dated October 2, 2005, delivered to the audit committee and the board of directors of the Company with respect to the fair value of the Ordinary Shares of the Company (included as Appendix B of Exhibit (a)(1) hereto).

(c)(2)     Fairness Opinion of Giza Singer Even Ltd., dated October 11, 2005 (included as Appendix C of Exhibit (a)(1) hereto).

(c)(3)     Presentation of Giza Singer Even Ltd., dated June 7, 2005, delivered to CYMI, Ltd. with respect to the fair value of the Ordinary Shares of the Company.

(c)(4)     Executive Summary of Giza Singer Even Ltd., dated June 7, 2005, delivered to CYMI, Ltd. with respect to the fair value of the Ordinary Shares of the Company.

(d)     Memorandum of Agreement, dated November 18, 2005, by and among CYMI Private Equity II, LLC, Mr. Shimon Klier and certain members of his family and Ms. Rachel Ben-Nun.

(f)     Not Applicable. Under Israeli Companies Law, the Company’s shareholders are not entitled to appraisal rights in connection with the Arrangement. However, any of the Company’s shareholders who oppose the Arrangement are entitled to file a motion with the Tel Aviv District Court explaining the reasons for opposing the Arrangement and requesting that the court reject the Arrangement or approve it with modifications. The court is authorized, at its discretion, to issue an order approving the Arrangement, rejecting the Arrangement or approving the Arrangement subject to modifications.

(g)     None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 27, 2005

AREL COMMUNICATIONS AND SOFTWARE LTD. BY: /S/ Philippe Szwarc —————————————— Philippe Szwarc Chief Executive Officer

CYMI FINANCING, LLC By: CYMI Private Equity II, LLC, its managing member

By: CYMI, Ltd., its managing member

BY: /S/ Leslie Banwart —————————————— Leslie Banwart President

CYMI PRIVATE EQUITY II, LLC By: CYMI, Ltd., its managing member

BY: /S/ Leslie Banwart —————————————— Leslie Banwart President

CETUS CORP. BY: /S/ Leslie Banwart —————————————— Leslie Banwart Vice President

EXHIBITS

(a)(1)     Press Release issued jointly by the Company and Cetus Corp. on October 3, 2005 (incorporated by reference to the Current Report on Form 6-K furnished by the Company to the Commission on October 3, 2005).

(a)(2)     Press Release issued by the Company on October 11, 2005 (incorporated by reference to the Current Report on Form 6-K furnished by the Company to the Commission on October 11, 2005).

(a)(3)     Press Release issued by the Company on December 16, 2005 (incorporated by reference to the Current Report on Form 6-K furnished by the Company to the Commission on December 19, 2005).

(a)(4)     Press Release issued by the Company on December 22, 2005 (incorporated by reference to the Current Report on Form 6-K furnished by the Company to the Commission on December 27, 2005)

(a)(5)     Preliminary Proxy Statement (including all appendices thereto).

(b)(1)     Commitment Letter, dated December 15, 2005, between CYMI Financing, LLC and the Company.

(b)(2)     Undertaking Letter, dated December 15, 2005, between CYMI Financing, LLC and the Company.

(c)(1)     Presentation of Giza Singer Even Ltd., dated October 2, 2005, delivered to the audit committee and the board of directors of the Company with respect to the fair value of the Ordinary Shares of the Company (included as Appendix B of Exhibit (a)(1) hereto).

(c)(2)     Fairness Opinion of Giza Singer Even Ltd., dated October 11, 2005 (included as Appendix C of Exhibit (a)(1) hereto).

(c)(3)     Presentation of Giza Singer Even Ltd., dated June 7, 2005, delivered to CYMI, Ltd. with respect to the fair value of the Ordinary Shares of the Company.

(c)(4)     Executive Summary of Giza Singer Even Ltd., dated June 7, 2005, delivered to CYMI, Ltd. with respect to the fair value of the Ordinary Shares of the Company.

(d)     Memorandum of Agreement, dated November 18, 2005, by and among CYMI Private Equity II, LLC, Mr. Shimon Klier and certain members of his family and Ms. Rachel Ben-Nun.

(f)     Not Applicable. Under Israeli Companies Law, the Company’s shareholders are not entitled to appraisal rights in connection with the Arrangement. However, any of the Company’s shareholders who oppose the Arrangement are entitled to file a motion with the Tel Aviv District Court explaining the reasons for opposing the Arrangement and requesting that the court reject the Arrangement or approve it with modifications. The court is authorized, at its discretion, to issue an order approving the Arrangement, rejecting the Arrangement or approving the Arrangement subject to modifications.

(g)     None.